BANCROFT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Bancroft Capital, LLC (the "Company"), a Pennsylvania limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and licensed by the Financial Industry Regulatory Authority ("FINRA"). The Company is owned by Cauldon D. Quinn (51%) and Bancroft Holdings, LLC (49%), (the "Members"). The Company is registered as a securities broker-dealer and Pennsylvania investment adviser. The Company clears all transactions through its clearing organization on a fully-disclosed basis.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities; at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and investment in money market fund. The Company places its cash and investment in money market fund with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. The Company generally does not require collateral or other security from its customers.

Receivables from Customers

Receivables from customers are stated at the amount management expects to collect from outstanding balances. Management will provide for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. An allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest. As of December 31, 2019, there was no allowance for doubtful accounts.

BANCROFT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

Cash, Cash Equivalents, and Restricted Cash

The Company considers as cash equivalents all bank accounts and short-term securities purchased with original maturities of three months or less as cash equivalents. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial condition with the total of the same such amounts presented in the statement of cash flows.

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

Beginning of period:	
Cash and cash equivalents	216,954
Restricted cash – security and clearing deposits	259,654
Total	**$ 476,608**
End of period:	
Cash and cash equivalents	1,373,592
Restricted cash – security and clearing deposits	260,855
Total	**$ 1,634,447**

Revenue Recognition

Accounting Standard Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract with a customer (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price and (e) recognize revenue when or as the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. See Note 2 for further information on the new accounting standard and the Company's revenue from contracts with customers.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

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BANCROFT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

Property and Equipment

Property and equipment are recorded at cost. The Company depreciates its property and equipment using the straight-line method over their estimated useful lives as follows:

h	Computer equipment	3 years
	Furniture and fixtures	5 years

Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such item is relieved. Gains or losses resulting from retirements or sales are charged or credited to income.

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the carrying amount of the asset exceeds the undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized.

Income Taxes

The Company is a LLC. For both federal and state tax purposes, LLC's are taxed as partnerships. All income taxes on net earnings are payable by the members of the LLC and accordingly, no provision for income taxes is required.

As of December 31, 2019, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. Any tax benefit that the members may receive is not remitted to the Company.

Recent Accounting Pronouncements

FASB issued Update No. 2016-02, Leases ("Topic 842"), in February 2016. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. From the lessee's perspective, the new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. The effective date of Topic 842 is fiscal years beginning after December 15, 2018, including interim period within those fiscal years. The Company adopted the standard using a modified retrospective approach as of January 1, 2019 and recognized a lease liability of $336,851 and a ROU asset at the amount of lease liability, adjusted for the opening balance of the deferred rent liability ($26,134) resulting in a ROU asset of $310,717.

BANCROFT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

Further, the Company elected to implement the package of practical expedients, whereby the Company did not (i) reassess existing contracts for embedded leases, (ii) reassess existing lease agreements for finance or operating classification, or (iii) reassess existing lease agreements in consideration of initial direct costs. The implementation of this standard did not have a material impact to statement of income or cash flows and our debt-covenants calculations under our current agreements.

Lease liabilities under operating leases as of December 31, 2019 are as follows:

2020	$	90,486
2021		86,371
2022		88,040
2023		44,645
Total undiscounted lease payments	$	309,542
Less: Imputed interest		(28,576)
Total lease liabilities	$	280,966

Guaranteed Payment to Members

Guaranteed payment to members that are intended as compensation for services rendered are accounted for as Company expenses rather than allocations of membership net income.

2. REVENUE

The Company's principal sources of revenue are derived from brokerage commissions, underwriting fees, riskless principal transactions and interest income. The new revenue recognition guidance under ASC 606 does not apply to revenue associated with realized and unrealized gains and losses related to riskless principal trading as well as interest income from financial instruments owned.

Principal transaction revenue is derived from the mark-up or mark-down on securities purchased and sold by the Company. All principal transactions are recorded on a trade-date basis.

The following is a description of activities within the scope of ASC 606 from which the Company generates its revenue:

Commissions

Brokerage commissions. The Company buys and sells equity securities on an agency basis on behalf its institutional customers. The customer pays the Company a commission as a percentage of shares purchased or sold. Commissions and related clearing expenses are recorded on trade date (the date the Company fills the order by executing with one of more

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

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counterparties and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on trade date because that is when the underlying financial instrument is identified, the pricing agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment Banking

Underwriting fees. The Company participates in underwriting activities, wherein business and governmental entities wish to raise funds through the sale of its securities. Gross revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Gross revenue is recognized on trade date for the portion the Company is contracted to buy. The Company believes that trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date.

The Company records commissions to registered representatives when a new contract is obtained. Contract liabilities arise when customers remit contractual cash payments in advance of the company satisfying its performance obligations under the contract and are derecognized when the performance obligation is satisfied and the related revenue is recognized. Commissions paid prior to delivery of the offering memorandum are considered contract assets. As of January 1, 2019 and December 31, 2019, there were no contract assets or liabilities. Accounts receivable were $7,000 and $189,450 as of January 1, 2019 and December 31, 2019, respectively. During fiscal year ended December 31, 2019, the Company wrote of bad debts in the amount of $2,688.

Asset Management

401k advisory fees. The Company provides 401k advisory services on a periodic basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consumes the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. 401k advisory fees are received and recognized on a quarterly basis.

Cash management fees. The Company offers a cash management portal powered by State Street Global Markets. The Company believes the performance obligation for providing cash management services is satisfied over time because the customer is receiving and consumes the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Cash management fees are received and recognized as revenue on a monthly basis.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

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BANCROFT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

Disaggregation of Revenue

Disaggregation of revenue can be found on the statement of operations for the year ended December 31, 2019 by type of revenue stream.

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

3. FAIR VALUE MEASUREMENTS

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced inputs, including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads and funding spreads (i.e., the spread or difference between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level hierarchy for disclosure of fair value measurements. This hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in this hierarchy is based on the lowest level of input that is significant to its fair value measurement. In evaluating the significance of a valuation input, the firm considers, among other factors, a portfolio's net risk exposure to that input. The fair value hierarchy is as follows:

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

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BANCROFT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

Level 1. Inputs are unadjusted quoted prices in active markets to which the Company has access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for all of the Company's financial assets are based on observable prices and inputs and are classified as level 1 of the fair value hierarchy.

LEVEL 1 ASSETS AT DECEMBER 31, 2019

Description	Total
Securities owned:	
Money Market Fund	4,116,476
Total Securities owned	$ 4,116,476

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2019:

Property and equipment	$	112,343
Less: accumulated depreciation and amortization		(41,449)
Property and equipment, net	$	70,894

Depreciation expenses totaled $27,264, for the year ended December 31, 2019.

5. OFF-BALANCE SHEET RISK

Pursuant to a clearing agreement the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carry securities transactions introduced by the Company. As of December 31, 2019, the Company has total cash deposits with the clearing organization in the amount of $250,000.

6. COMMITMENTS AND CONTINGENCIES

Line of Credit

The Company has a $250,000 bank line of credit, which is due on demand. This line of credit is renewed annually and is secured by other accounts held with the bank. This line

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

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BANCROFT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

Level 1. Inputs are unadjusted quoted prices in active markets to which the Company has access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for all of the Company's financial assets are based on observable prices and inputs and are classified as level 1 of the fair value hierarchy.

LEVEL 1 ASSETS AT DECEMBER 31, 2019

Description	Total
Securities owned:	
Money Market Fund	4,116,476
Total Securities owned	$ 4,116,476

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2019:

Property and equipment	$	112,343
Less: accumulated depreciation and amortization		(41,449)
Property and equipment, net	$	70,894

Depreciation expenses totaled $27,264, for the year ended December 31, 2019.

5. OFF-BALANCE SHEET RISK

Pursuant to a clearing agreement the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carry securities transactions introduced by the Company. As of December 31, 2019, the Company has total cash deposits with the clearing organization in the amount of $250,000.

6. COMMITMENTS AND CONTINGENCIES

Line of Credit

The Company has a $250,000 bank line of credit, which is due on demand. This line of credit is renewed annually and is secured by other accounts held with the bank. This line

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

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of credit bears interest, payable monthly, at the bank's prime rate. There was $175,000 outstanding on this line of credit as of December 31, 2019.

Leases

The Company categorizes leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that allow us to substantially utilize or pay for the entire asset over its estimated life. All other leases are categorized as operating leases. Leases with contractual terms of 12 months or less are not recorded on the balance sheet. The Company had no finance leases as of December 31, 2019.

The Company's long-term lease is an operating lease for the office space in Fort Washington, PA. The Company recognized ROU assets and lease liabilities related to fixed payments for this long-term operating lease in its Statement of Financial Condition as of December 31, 2019. The Company also has short-term leases, which include office spaces in California, Illinois and New York.

Certain lease contracts include obligations to pay for other services, such as operations, property taxes, and maintenance. These services are accounted for separately and we allocate payments to the lease and other services components based on estimated stand-alone prices.

On December 15, 2017, the Company entered into an operating lease agreement under which it leases approximately 3,338 rentable square feet of office space for its headquarters at 501 Office Center Drive, Fort Washington, PA. The lease term expiration is July 31, 2023. The lease may be terminated early by the Company or the landlord under certain circumstances.

Options to extend lease terms, terminate leases before the contractual expiration date, or purchase the leased assets, are evaluated for their likelihood of exercise. If it is reasonably certain that the option will be exercised, the option is considered in determining the classification and measurement of the lease.

Costs associated with operating lease assets are recognized on a straight-line basis within the operating expenses over the term of the lease.

7. EXEMPTION FROM RULE 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers." As the Company does not handle

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

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customer cash or securities, it does not have any obligation with respect to Possession or Control requirements of SEC Rule 15c3-3.

8. NET CAPITAL REQUIREMENTS

The Company is subject to SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital equal to the greater of $100,000 or 6.667% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $5,153,636, which was $5,053,636 in excess of its required net capital of $100,000.

9. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were available to be issued. No material subsequent events have occurred since December 31, 2019 that required recognition or disclosure in our current period financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

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